News Release

Algonquin Power & Utilities Corp. Announces 10% Dividend Increase and Declares Second Quarter 2015 Dividends

Oakville, Ontario - May 7, 2015 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN, AQN.PR.A, AQN.PR.D) announced today that the Board of Directors of APUC (the “Board”) approved a dividend increase of U.S. $0.035 annually per common share for a total dividend of U.S. $0.385 per common share, paid quarterly at a rate of $0.09625 per common share.

APUC also announced today that the Board has declared a dividend of U.S. $0.09625 per share on its common shares, payable on July 15, 2015 to the shareholders of record on June 30, 2015 for the period from April 1, 2015 to June 30, 2015.

"The recent successes achieved in our Generation and Distribution Groups are adding stable, predictable earnings and cash flow to the business as demonstrated in our first quarter results", commented Ian Robertson, Chief Executive Officer. "Consistent with our target to increase the dividend over the long term by 10% annually underpinned by increases in earnings and cash flow, I am pleased to report that the Board has increased the dividend to U.S. $0.385 annually per share."

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan, based on equivalent Canadian funds. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the second quarter of 2015.

Additionally, the Board has declared the following preferred share dividends:

1.
CDN $0.28125 per Preferred Share, Series A, payable in cash on June 30, 2015 to Preferred Share, Series A holders of record on June 15, 2015, for the period from March 31, 2015 to, but excluding, June 30, 2015.

2.
CDN $0.3125 per Preferred Share, Series D, payable in cash on June 30, 2015 to Preferred Share, Series D holders of record on June 15, 2015 for the period from March 31, 2015 to, but excluding, June 30, 2015.

For Canadian resident shareholders, dividends declared on both common shares and preferred shares are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting CST Trust Company at 1-800-387-0825 prior to the record date of the dividend.

News Release

The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Kelly Castledine
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com
Twitter @AQN_Utilities